Exhibit 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 14 August 2018

14 August 2018	Publication of ARA- Group Company with Listed Debt
10 August 2018	Director/PDMR Shareholding
6 August 2018	Director/PDMR Shareholding
2 August 2018	Publication of Prospectus
1.August 2018	Total Voting Rights
31 July 2018	Director/PDMR Shareholding
20 July 2018	Director/PDMR Shareholding
6 July 2018	Director/PDMR Shareholding
3 July 2018	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

25 July 2018:     Publication of Annual Report

30 July 2018:        Result of AGM

30 July 2018:     Response to Ofgem on RIIO-2 and HSB

Exhibit 99.1

14 August 2018:    Scrip Dividend